GODFREY & KAHN, S.C.

ATTORNEYS AT LAW

833 East Michigan Street, Suite 1800

Milwaukee, WI  53202

Ph: (414) 273-3500 / Fax: (414) 273-5198

August 2, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:     School Specialty, Inc.

Ladies and Gentlemen:

Transmitted herewith via EDGAR on behalf of School Specialty, Inc. (the “Company”), please find the Company’s Current Report on Form 8-K.  If you have any questions regarding this filing, please do not hesitate to contact me.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Susan M. Hannert

Susan M. Hannert
Paralegal

cc:       Kevin Baehler

           Kristen A. Irgens

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI, AND WASHINGTON DC

GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS